Correspondence 201211

November 23, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Vanport Acquisition I, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54787

Vanport Acquisition II, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54788

Vanport Acquisition III, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54789

Vanport Acquisition IV, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54790

Vanport Acquisition V, Corp.

Registration Statement on Form 10-12G

Filed October 17, 2012

File No. 000-54791

Dear Jeffrey Riedler and Jennifer Riegel:

We have reviewed your comments regarding the Form 10-12G filings Vanport Acquisition I, Corp., et al and have amended the filings as per below.

Item 1. Business

Business Development, page3

1.

We have reviewed your response to prior comment 5.  One or more of your references to “Vanport” on pages 3, 7, 12, 13 and 14 appear to reference Vanport Holdings, Inc. rather than the respective Vanport Acquisition entity.  Please review your disclosure throughout the registration statement and clarify the entity that you intend to reference.

Response:

a)

The first sentence in the third paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “…..and indirect beneficial shareholder of Vanport Acquisition is also the president, director and beneficial shareholder of Vanport Holdings, Inc.”.

b)

The second sentence in the third paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “Vanport Holdings, Inc. has no substantial assets and……”

c)

The third sentence in the third paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “……Vanport Holdings, Inc. may recommend that a company file a registration statement ……”

d)

The first sentence in the fourth paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “……Vanport Holdings, Inc. will typically enter into an agreement with the target company ……”

e)

The last sentence in the fourth paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “……resales of the registrant’s securities by Vanport Holdings, Inc. ……”

f)

The first sentence in the fifth paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “……or under the supervision of Vanport Holdings, Inc. and Mr. Wahl the sole officer and director of the Registrant”

g)

The second to last sentence in the fifth paragraph under the section titled, “(b) Business of Issuer” on page 3 has been updated to read, “……incurred or negotiated by Vanport Holdings, Inc.  Vanport Holdings Inc. has not entered……”

h)

The fourth sentence in the first paragraph under the section titled, “(b) Business of Issuer” on page 4 has been updated to read, “……that Vanport Holdings, Inc. or Registrant will locate a target company for a business combination”

i)

The second sentence in the second paragraph under the section titled, “FORM OF ACQUISITION” on page 7 has been updated to read, “…..that include being the president of Vanport Holdings, Inc., a private company.”

j)

The fifth sentence in the first paragraph under the section titled, “Our business is difficult to evaluate because we have no operating history. ” on page 12 has been updated to read, “…..has been entered into regarding such payment by Mr. Wahl.”

k)

The fourth sentence in the first paragraph under the section titled, “There is currently no trading market for our common stock, and liquidity of shares of our common stock is limited.” on page 14 has been updated to read, “Shares of our common stock including shares issued to Vanport Holdings, Inc. cannot be sold before or after an acquisition …...”

l)

The eighth sentence in the first paragraph under the section titled, “ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.” on page 21 has been updated to read, “Mr. Wahl is currently the President, Secretary, Treasurer and Director of 4 other blank check companies, Vanport Acquisition II-V”

m)

The last sentence in the third paragraph under the section titled, “Conflicts of Interest.” on page 21 has been updated to read, “…...as the solo officer, director and indirect beneficial shareholder of Vanport Acquisitions, Inc I-V.”

n)

The first sentence in the third paragraph under the section titled, “NOTE 2 - GOING CONCERN” on page F-9 has been updated to read, “Vanport Holdings, Inc., a company affiliated with management…...”

2.

Please name the large regional accounting firm at which Mr. Wahl served as a partner from December 2007 to August 2009.  On page 18, you reference “prior experience with blank check companies.”  Accordingly, please also expand your disclosure to disclose Mr. Wahl’s prior experience with other blank check companies or clarify this reference on page 18.

Response:

From December 2007 to August 2009, Mr. Wahl served as a partner at Squar, Milner, Peterson, Miranda & Williamson, LLP.  Mr. Wahl does not believe disclosing the firm name will add value and wishes not include the name in the Form 10-12G.

We have updated the third paragraph on page 18 to read, “It is anticipated that such expenses will not exceed $5,000 based on prior experience of being the auditor of record for bank check companies.”

/s/ Vanport Acquisitions I, II, III, IV and V

Newport Beach, California

November 27, 2012